SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             1-800-FLOWERS.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   68243Q 10 6
                  --------------------------------------------
                                 (CUSIP Number)



                        January 1, 1999-December 31, 1999
--------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|  Rule 13d-1(b)

         |_|  Rule 13d-1(c)

         |X|  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 16 pages

CUSIP NO.  68243Q 10 6
         ---------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     SOFTBANK CAPITAL PARTNERS LP
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,783,999
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,783,999
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,783,999
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON
     PN
--------------------------------------------------------------------------------


                               Page 2 of 16 pages

CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     SOFTBANK CAPITAL PARTNERS LLC
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,836,560
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,836,560
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC, OO
--------------------------------------------------------------------------------

                               Page 3 of 16 pages

CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     SOFTBANK CAPITAL PARTNERS INVESTMENT INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,836,560
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,836,560
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

                               Page 4 of 16 pages

CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     RONALD D. FISHER
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,836,560
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,836,560
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC, IN
--------------------------------------------------------------------------------

                               Page 5 of 16 pages

CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     CHARLES R. LAX
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,836,560
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,836,560
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC, IN
--------------------------------------------------------------------------------

                               Page 6 of 16 pages

CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,836,560
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,836,560
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

                               Page 7 of 16 pages

CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     SOFTBANK CORP.
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,836,560
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,836,560
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC, CO
--------------------------------------------------------------------------------

                               Page 8 of 16 pages

CUSIP NO. 68243Q 10 6
---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     MASAYOSHI SON
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY


--------------------------------------------------------------------------------
 4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     JAPAN
--------------------------------------------------------------------------------
                           5.   SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES        --------------------------------------------------------------
BENEFICIALLY               6.   SHARED VOTING POWER
  OWNED BY                         3,836,560
    EACH          --------------------------------------------------------------
 REPORTING                 7.   SOLE DISPOSITIVE POWER
   PERSON                          -0-
    WITH          --------------------------------------------------------------
                           8.   SHARED DISPOSITIVE POWER
                                   3,836,560
--------------------------------------------------------------------------------
 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,836,560
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)
                                                                            [  ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     16.4%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     HC, IN
--------------------------------------------------------------------------------

                               Page 9 of 16 pages

This statement amends and corrects the statement on Schedule 13G filed February 14, 2000 (the "Schedule 13G") by SB Capital Partners, SB CP LLC, SB CPI, SBH, SOFTBANK and Mr. Son (each as defined in Item 2(a)) as of February 14, 2000 and adds Mr. Fisher and Mr. Lax (each as defined in Item 2(a)) as filing persons on the Schedule 13G.

ITEM 1(A)   Name of Issuer:

            1-800-FLOWERS.COM, Inc.

ITEM 1(B)   Address of Issuer's Principal Executive Offices:

            1600 Stewart Avenue
            Westbury, New York 11590

ITEM 2(A)   Name of Person Filing:

            SOFTBANK Capital Partners LP ("SB Capital Partners")
            SOFTBANK Capital Partners LLC ("SB CP LLC")
            SOFTBANK Capital Partners Investment Inc. ("SB CPI")
            Ronald D. Fisher ("Mr. Fisher")
            Charles R. Lax ("Mr. Lax")
            SOFTBANK Holdings Inc. ("SBH")
            SOFTBANK Corp. ("SOFTBANK")
            Masayoshi Son ("Mr. Son")

ITEM 2(B)   Address of Principal Business Office or, if none, Residence:

            For SB Capital Partners, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax and SBH:
            1188 Centre Street
            Newton Center, Massachusetts 02459

            For SOFTBANK and Mr. Son:
            24-1 Nihonbashi - Hakozaki-cho, Chuo-ku
            Tokyo 103, Japan

ITEM 2(C)   Citizenship:

            For SB Capital Partners, SB CP LLC, SB CPI and SBH: Delaware For Mr. Fisher and Mr. Lax: U.S.A.
            For SOFTBANK and Mr. Son:  Japan

                            Page 10 of 16 Pages

ITEM 2(D)   Title of Class of Securities:

            Class A Common Stock, par value $0.01 per share

ITEM 2(E)   CUSIP Number:

            68243Q 10 6

ITEM 3.     If this statement is filed pursuant to ss.ss.240.13d-1(b) or (c),
            check whether the person filing is a:     N/A

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d- 1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

         (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.     Ownership.

         Each of SB Capital Partners and SOFTBANK Capital Advisors Fund LP ("Advisors Fund") is an investment fund managed by its sole general partner, SB CP LLC; accordingly, securities owned by SB Capital Partners or Advisors Fund may be regarded as being beneficially owned by SB CP LLC. Pursuant to the Limited Liability Company Agreement of SB CP LLC, all investment decisions on behalf of SB CP LLC must be approved by SB

                               Page 11 of 16 Pages

CPI and by either Mr. Fisher or Mr. Lax; accordingly, securities beneficially owned by SB CP LLC may be regarded as being beneficially owned by SB CPI, Mr. Fisher and Mr. Lax. SB CPI is a wholly-owned subsidiary of SBH; accordingly, securities beneficially owned by SB CPI may be regarded as being beneficially owned by SBH. SBH is a wholly-owned subsidiary of SOFTBANK; accordingly, securities beneficially owned by SBH may be regarded as being beneficially owned by SOFTBANK. Mr. Son is the President and Chief Executive Officer of SOFTBANK and owns an approximately 43.3% interest in SOFTBANK; accordingly, securities beneficially owned by SOFTBANK may be regarded as being beneficially owned by Mr. Son.

         The percentages of the outstanding shares of Class A Common Stock ("Common Stock") of 1-800-FLOWERS.COM, Inc. (the "Company") reported herein as beneficially owned by SB Capital Partners, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son are based upon 23,377,201 shares of Common Stock reported by the Company as outstanding as of February 1, 2000 in the Form 10-Q filed by the Company on February 8, 2000 for the quarterly period ended December 26, 1999.

         As of February 14, 2001, (i) SB Capital Partners beneficially owns 3,783,999 shares of Common Stock, or 16.2% of the outstanding shares of Common Stock, (ii) Advisors Fund beneficially owns 52,561 shares of Common Stock, and
(iii) SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son may be deemed to benefiically own, through SB Capital Partners and Advisors Fund, 3,836,560 shares of Common Stock, or 16.4% of the outstanding shares of Common Stock.

         Each of SB Capital Partners, Advisors Fund, SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and Mr. Son disclaims beneficial ownership of shares of Common Stock owned by any other person or entity except to the extent of their respective pecuniary interests, if any, therein.

         (a) Amount beneficially owned:

                  SB Capital Partners:  3,783,999 shares
                  SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and
                           Mr. Son:  3,836,560 shares

         (b) Percent of class:

                  SB Capital Partners:  16.2%
                  SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK and
                           Mr. Son:  16.4%

         (c) Number of shares as to which the person has:

                               Page 12 of 16 Pages

                  (i) Sole power to vote or to direct the vote:

                  (ii) Shared power to vote or to direct the vote:

                           SB Capital Partners:  3,783,999 shares
                           SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK
                                    and Mr. Son:  3,836,560 shares

                  (iii) Sole power to dispose or to direct the disposition of:

                  (iv) Shared power to dispose or to direct the disposition of:

                           SB Capital Partners:  3,783,999 shares
                           SB CP LLC, SB CPI, Mr. Fisher, Mr. Lax, SBH, SOFTBANK
                                    and Mr. Son:  3,836,560 shares

ITEM 5.     Ownership of Five Percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

         N/A

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

         N/A

ITEM 8.     Identification and Classification of Members of the Group.

         N/A

ITEM 9.     Notice of Dissolution of Group.

         N/A

ITEM 10.    Certification.

         N/A

                               Page 13 of 16 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 2003                 SOFTBANK CAPITAL PARTNERS LP
                                  By:      SOFTBANK CAPITAL PARTNERS LLC,
                                           its General Partner

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Managing Member


                                  SOFTBANK CAPITAL PARTNERS LLC

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Managing Member


                                  SOFTBANK CAPITAL PARTNERS
                                  INVESTMENT INC.

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Managing Member


                                  CHARLES R. LAX

                                   /s/ Charles R. Lax
                                  -------------------------------------



                                  RONALD D. FISHER

                                   /s/ Ronald D. Fisher
                                  -------------------------------------


                               Page 14 of 16 Pages

                                  SOFTBANK HOLDINGS INC.

                                  By:      /s/ Francis B. Jacobs, II
                                           -------------------------------
                                           Name:    Francis B. Jacobs, II
                                           Title:   Vice President


                                  SOFTBANK CORP.

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Attorney-in-fact


                                  MASAYOSHI SON

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Attorney-in-fact







                               Page 15 of 16 Pages

                                  EXHIBIT INDEX

Exhibit A   Agreement of Joint Filing, dated as of February 13, 2003, by and among SOFTBANK Capital Partners LP, SOFTBANK Capital Partners LLC,
            SOFTBANK Capital Partners Investment Inc., Ronald D. Fisher,
            Charles R. Lax, SOFTBANK Holdings Inc., SOFTBANK Corp. and
            Masayoshi Son.

Exhibit B   Power of Attorney, dated as of December 20, 2002.






                               Page 16 of 16 Pages

                                                                       EXHIBIT A

                            AGREEMENT OF JOINT FILING

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Class A Common Stock, par value $0.01 per share, of 1-800-FLOWERS.COM, Inc. and that such agreement be included as an exhibit to such filing.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same instrument.

         IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of February 13, 2003.

                                  SOFTBANK CAPITAL PARTNERS LP
                                  By:      SOFTBANK CAPITAL PARTNERS LLC,
                                           its General Partner

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Managing Member


                                  SOFTBANK CAPITAL PARTNERS LLC

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Managing Member


                                  SOFTBANK CAPITAL PARTNERS
                                  INVESTMENT INC.

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Managing Member

                                  CHARLES R. LAX

                                   /s/ Charles R. Lax
                                  -------------------------------------



                                  RONALD D. FISHER

                                   /s/ Ronald D. Fisher
                                  -------------------------------------


                                  SOFTBANK HOLDINGS INC.

                                  By:      /s/ Francis B. Jacobs, II
                                           -------------------------------
                                           Name:    Francis B. Jacobs, II
                                           Title:   Vice President


                                  SOFTBANK CORP.

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Attorney-in-fact


                                  MASAYOSHI SON

                                  By:      /s/ Ronald D. Fisher
                                           -------------------------------
                                           Name:    Ronald D. Fisher
                                           Title:   Attorney-in-fact

                                                                       EXHIBIT B


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that Masayoshi Son and SOFTBANK Corp. (each a "Grantor") have each made, constituted and appointed, and by these presents does each make, constitute and appoint, each of Ronald D. Fisher and Steven J. Murray (each an "Attorney"), the true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, of each Grantor, for and in such Grantor's name, place and stead, in any and all capacities, to do all or any of the following acts, matters and things:

         1. To sign on behalf of such Grantor statements on Form 3, Form 4 and Form 5, or amendments thereto (together "Section 16 Reports"), filed pursuant to Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act").

         2. To sign on behalf of such Grantor statements on Schedule 13D or 13G, or amendments thereto, filed pursuant to Section 13(d) of the Exchange Act.

         3. To sign on behalf of such Grantor statements on Form 144, or amendments thereto, filed pursuant to Rule 144 under the Securities Act of 1933.

         4. To do all such other acts and things as, in such Attorney's discretion, he deems appropriate or desirable for the purpose of filing such Section 16 Reports, statements on Schedule 13D or 13G, statements on Form 144, or amendments thereto.

         5. To appoint in writing one or more substitutes who shall have the power to act on behalf of such Grantor as if that substitute or those substitutes shall have been originally appointed Attorney(s) by this Power of Attorney and/or to revoke any such appointment at any time without assigning any reason therefor.

         Each Grantor hereby ratifies and confirms all that said agents and attorneys-in-fact or any substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         The words Grantor and Attorney shall include all grantors and attorneys under this Power of Attorney.

         IN WITNESS WHEREOF, each Grantor duly assents to this Power of Attorney by his signature as of the 20th day of December 2002.


                                  MASAYOSHI SON


                                  /s/ Masayoshi Son
                                  ---------------------------------
                                  Masayoshi Son



                                 SOFTBANK CORP.


                                  /s/ Masayoshi Son
                                  ---------------------------------
                                  Masayoshi Son, President and CEO



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